Exhibit (d)(5)

CONFIDENTIAL

August 30, 2022

Alexion Pharmaceuticals, Inc.

121 Seaport Boulevard

Boston, Massachusetts 02210

Re: Exclusivity Agreement

Ladies and Gentlemen,

This letter agreement, effective as of August 30, 2022 (the “Effective Date”), confirms our agreement with respect to the matters set forth below in connection with the non-binding revised proposal (the “Proposal”), dated August 25, 2022, from Alexion Pharmaceuticals, Inc. (“Alexion”) with respect to a potential strategic transaction (the “Transaction”) with LogicBio Therapeutics, Inc. (“LogicBio”).

1.           Exclusivity. During the period beginning on the Effective Date and ending on the earlier of (x) the entry of Alexion and LogicBio (each, a “Party”) into a final definitive agreement regarding a strategic transaction between the Parties and (y) 11:59 p.m. (EST) on the 21st day immediately following the Effective Date (i.e. on September 20, 2022) (the “Exclusivity Period”), LogicBio hereby agrees not to, and to cause its controlled affiliates and its controlled affiliates’ respective officers, directors, general partners, employees, consultants, accountants, investment bankers, financial advisors, counsel, agents and other representatives (collectively, “Representatives”) not to (i) initiate contact with, solicit, encourage or disclose, directly or indirectly, any information concerning LogicBio to, (ii) afford any access to the personnel, offices, facilities, properties, books and records of LogicBio to, or (iii) enter into any discussion, negotiation, understanding, agreement or arrangement with, any person or entity (other than Alexion or its Representatives), in each case of clause (i) through (iii) above in connection with any Transaction Proposal. If, at the end of the Exclusivity Period, the Parties are working in good faith toward the execution of a definitive agreement between LogicBio and Alexion with respect to the Transaction, the Exclusivity Period shall be automatically extended to 11:59 p.m. (EST) on September 27, 2022. Notwithstanding the foregoing, nothing in this paragraph shall prohibit or limit LogicBio or its Representatives (a) in response to an unsolicited inquiry received during the Exclusivity Period, from indicating to any person or entity making such unsolicited inquiry that it is not permitted to respond to any Transaction Proposal or (b) complying with its obligations under federal and state securities and antitrust laws or the rules of NASDAQ. For purposes of this letter agreement, a “Transaction Proposal” means any inquiry, proposal, indication of interest or offer from any third party relating to, or that could reasonably be expected to lead to (A) a transaction or series of transactions pursuant to which any third party acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended) of more than 5% of the outstanding common stock or other equity securities of LogicBio (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 5% or more of the voting power of LogicBio, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving LogicBio, (B) any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of LogicBio and any entity surviving any merger or combination including any of them) of LogicBio or its subsidiaries representing 5% or more of the revenues, net income or assets (in each case, on a consolidated basis) of LogicBio and its subsidiaries taken as a whole, (C) other than transactions that have been publicly disclosed by LogicBio prior to the date hereof, any disposition of assets representing 5% or more of the revenues, net income or assets (in each case, on a consolidated basis) of LogicBio and its subsidiaries, taken as a whole, or (D) any other business combination or similar transaction (including by stock purchase, merger, consolidation, tender offer, share exchange or similar transaction) that would reasonably be expected to prevent or materially delay a potential transaction between the Parties. Except as permitted under the last sentence of this letter agreement, during the Exclusivity Period, LogicBio shall, and shall cause each of its Representatives to, immediately cease and suspend any existing activities, discussions or negotiations with any person (other than Alexion or its Representatives) conducted heretofore with respect to any Transaction Proposal. Promptly following its execution and delivery of this letter agreement, LogicBio shall use its reasonable best efforts to cause access to non-public information and documents with respect to LogicBio in connection with any Transaction Proposal to be restricted solely to Alexion, its Representatives or persons designated by Alexion. LogicBio hereby represents that neither it, nor any of its Representatives is currently bound by any other agreement relating to a Transaction Proposal and that the execution of this letter agreement does not and will not violate any agreement by which any such person is bound or to which any of their respective assets are subject.

Alexion Pharmaceuticals, Inc. | 121 Seaport Blvd | Boston, MA 02210, USA | www.alexion.com

2.            Negotiation; Information. During the Exclusivity Period, (a) each Party shall (and shall cause their Representatives to) negotiate in good faith with respect to a Transaction and shall use their respective good faith efforts to negotiate a Transaction Agreement and publicly announce a Transaction at or prior to the conclusion of the Exclusivity Period and (b) LogicBio shall use good faith efforts to afford to Alexion and its Representatives reasonable access to information and materials regarding LogicBio and its subsidiaries and their respective businesses requested by Alexion in order to facilitate Alexion’s evaluation of a Transaction.

3.            No Obligation. Each Party understands and agrees that no contract or agreement providing for a Transaction between the parties shall be deemed to exist between the parties unless and until a definitive written agreement setting forth the terms, conditions and other provisions relating to a Transaction (a “Transaction Agreement”) has been executed and delivered. For purposes of this Agreement, the term “Transaction Agreement” does not include an executed letter of intent, unless by its express terms it is said to be a binding letter of intent, or any other preliminary written agreement nor does it include any written or verbal acceptance of an offer or bid on the part of either Party.

4.            Injunctive Relief. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that without prejudice to any rights or remedies at law or in equity otherwise available, either Party shall, if the other Party breaches any provision of this Agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

5.            Severability. The provisions of this Agreement shall be severable if any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

6.            Governing Law. THIS AGREEMENT SHALL BE CONSTRUED (BOTH AS TO VALIDITY AND PERFORMANCE) AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN SUCH JURISDICTION. Each Party agrees that any suit or proceeding arising in respect of this Agreement will be tried exclusively in the courts of the State of Delaware or, if those courts do not have subject matter jurisdiction, in the United States District Court for the District of Delaware, and each Party irrevocably and unconditionally agrees to submit to the exclusive jurisdiction of, and to venue in, such courts.

Alexion Pharmaceuticals, Inc. | 121 Seaport Blvd | Boston, MA 02210, USA | www.alexion.com

7.            Confidentiality. The Parties agree that this letter agreement and its contents are confidential and each Party agrees that neither it nor any of its Representatives will disclose to any other person the fact that this Agreement exists or the contents thereof; provided, however, that each Party may disclose such information to the extent such Party has received advice from its counsel that it is required to make such disclosure in order to avoid violating any law or regulation, including the federal securities laws.

8.            Entire Agreement. This Agreement embodies the entire agreement of the parties relating to the subject matter hereof and may be waived, amended or modified only by an instrument in writing signed by the Party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this Agreement that are to be so waived, amended or modified.

9.            Headings. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of provisions contained herein.

10.          Counterparts. This Agreement may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument.

11.          Assignment. This letter agreement (i) may not be assigned by either Party without the express written consent of the other Party, and (ii) may not be amended or modified except by an instrument in writing signed by each of the Parties.

[Signature Page Follows]

Alexion Pharmaceuticals, Inc. | 121 Seaport Blvd | Boston, MA 02210, USA | www.alexion.com

Please confirm your agreement with the foregoing by signing and returning to the undersigned a counterpart of this letter agreement.

Sincerely,

LOGICBIO THERAPEUTICS, INC.

By:	/s/ Frederic Chereau
Name:	Frederic Chereau
Title:	President and Chief Executive Officer

Acknowledged and Agreed to as of the Effective Date:

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Marc Dunoyer
Name:	Marc Dunoyer
Title:	Chief Executive Officer

CONFIDENTIAL

AMENDMENT TO EXCLUSIVITY AGREEMENT

This Amendment to the Exclusivity Agreement (this “Amendment”) is effective as of September 27, 2022, by and between LogicBio Therapeutics, Inc., a Delaware corporation (“LogicBio”), and Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”).

RECITALS

A.	Reference is made to that certain Exclusivity Agreement, dated August 30, 2022 (the “Exclusivity Agreement”), by and between the Parties. Capitalized terms used but not defined in this Amendment have the meanings given in the Exclusivity Agreement.

B.	The Parties are working in good faith toward the execution of a definitive agreement regarding the Transaction.

C.	The Exclusivity Period (as extended), as set forth in the Exclusivity Agreement, will terminate at 11:59 p.m. (EST) on September 27, 2022.

D.	LogicBio desires to extend the Exclusivity Period with Alexion to afford the Parties additional time to complete negotiations with respect to the Transaction.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.             Exclusivity Date Extension. The Parties acknowledge that they are continuing to negotiate the terms of the Transaction and desire to extend the Exclusivity Period to 11:59 p.m. (EST) on October 4, 2022, or such later date as may be agreed by the Parties in writing (email being sufficient) (the “Extended Exclusivity Date”). The Parties agree that the Exclusivity Period is hereby extended to the Extended Exclusivity Date, and that the Exclusivity Agreement is hereby amended accordingly. All references to the Exclusivity Period in the Exclusivity Agreement shall be references to such period as extended to the Extended Exclusivity Date hereby.

2.             No Modification. Nothing in this Amendment shall modify any of the terms or conditions of the Exclusivity Agreement except for the extension of the Exclusivity Period, and the Exclusivity Agreement shall remain in full force and effect in accordance with its terms.

3.             Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in portable document format (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

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IN WITNESS WHEREOF, each party has executed this Amendment as of the date first written above.

LOGICBIO THERAPEUTICS, INC.

By:	/s/ Frederic Chereau
Name:	Frederic Chereau
Title:	President and Chief Executive Officer

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Marc Dunoyer
Name:	Marc Dunoyer
Title:	Chief Executive Officer

[Signature Page to Amendment to Exclusivity Agreement]